                      FORM U-12(I)-B (THREE-YEAR STATEMENT)
                    [As last amended in Release No. 35-26031,
                     effective May 31, 1994, 59 F.R. 21992.]

                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                               Calendar Year 1998

                                 FORM U-12(I)-B

          STATEMENT PURSUANT TO SECTION 12(i) OF PUBLIC UTILITY HOLDING
           COMPANY ACT OF 1935 BY A PERSON EMPLOYED OR RETAINED BY A
             REGISTERED HOLDING COMPANY OR A SUBSIDIARY THEREOF AND
                   WHOSE EMPLOYMENT CONTEMPLATES ONLY ROUTINE
                       EXPENSES AS SPECIFIED IN RULE 71(b)

  (To be filed in DUPLICATE. If acknowledgment is desired, file in triplicate)

1. Name and business address of person filing statement. Michael D. Walker, Certificates - Team Leader, Columbia Gas Transmission Corporation, P.O. Box 1273, Charleston, WV 25325-1273
2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.
      None
3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.
      Columbia Gas Transmission Corporation which is a subsidiary of the Columbia Energy Group
4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.
      Certificates - Team Leader. Supervision of staff which prepares and manages Columbia Gas Transmission Corporation's applications for certificates of public convenience and necessity.

5. Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3. (Use column (a) as supplementary statement only.)

                           Salary or other
                            compensations
                            -------------
Name of recipient        received     to be                    Person or company from whom
                                     received           received or to be received
                          (a)           (b)
================================================================================================
Michael D. Walker            *            *             Columbia Gas Transmission Corp.
---------------------------------------------------------------------------------------------

* confidential treatment requested
       (b) Basis for compensation if other than salary.
               Not applicable.

6. (To be answered in supplementary statement only. See instructions.) Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source or sources of reimbursement for same.

  (a) Total amount of routine expenses charged to client: $2,263.00

  (b) Itemized list of all other expenses:
        No other expenses.

Date: January 25, 1999                       (Signed) Michael D. Walker
                                                      -----------------